Exhibit 99.185

Fire & Flower to Acquire Pineapple Express Delivery to Advance E-Commerce Digital Platform Strategy

/NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO UNITED STATES WIRE SERVICES/

Transformational acquisition will complete Fire & Flower’s proprietary technology stack and enable a true consumer platform experience from customer acquisition through to fulfillment via same-day delivery to customers

TORONTO, Dec. 9, 2021 /CNW/ - Fire & Flower Holdings Corp. (“Fire & Flower” or the “Company”) (TSX: FAF) (OTCQX: FFLWF) and its wholly-owned subsidiary Hifyre™ Inc. (“Hifyre”), today announced entering into a definitive agreement to acquire Pineapple Express Delivery Inc. (“Pineapple Express”), Canada’s largest delivery and logistics company serving the cannabis sector (the “Acquisition”). Upon completion of the Acquisition, Fire & Flower will have all the necessary components in its business to deliver a full consumer technology platform experience, supported by a network of more than 100 retail stores and full same-day delivery to cannabis consumers.

Fire & Flower, Hifyre & Pineapple Express (CNW Group/Fire & Flower Holdings Corp.)

The addition of Pineapple Express to the family of Fire & Flower properties will provide a clear value proposition to Canadian cannabis consumers through unrivaled convenience and speed of delivery at compelling prices due to efficiencies realized through a distributed asset-light retail network.

Founded by seasoned delivery pioneer, Randy Rolph, Pineapple Express has quickly grown to prominence as the largest player in the cannabis delivery space – completing more than 40,000 deliveries per month to recreational and medical cannabis customers across Canada. The addition of best-in-class logistics and delivery management expertise will enable Fire & Flower and Hifyre to provide delivery software and fulfillment technology to its existing network and in the U.S. and European markets.

“The Acquisition of Pineapple Express will complete our proprietary technology stack and allow us to deliver a seamless customer experience from online customer acquisition and discovery at our top- of-funnel sites such as PotGuide.com and Wikileaf.com, through a personalized online or in-store shopping experience powered by Hifyre and our Spark Perks™ program and now culminating in best-in-class fulfillment service right to our customers’ doors through Pineapple Express. To our knowledge, this complete cannabis consumer technology platform is the first of its kind in the legal cannabis industry and will power our asset-light retail strategy, not just in Canada but across North

America. We see this as an example of the advantages of building, testing and hardening technology and systems in the federally legal Canadian market before deploying them to the U.S. and other emerging markets,” said Trevor Fencott, Chief Executive Officer of Fire & Flower.

Fencott continued, “Cannabis customers shopping in the illegal market are accustomed to purchasing products online which are delivered directly to their door, often in the same day. The Acquisition of Pineapple Express will provide a clear value proposition to cannabis customers who are shopping in the legal market and offer a better solution and experience for those still purchasing from the illegal market. With our cannabis consumer technology platform in place and our strategic partnership with Alimentation Couche-Tard theat includes existing in future licensed co-located stores, we are well positioned to successfully execute on our asset-light strategy in new markets we enter, further driving shareholder value.”

“Pineapple Express is thrilled to be joining Fire & Flower and Hifyre and we look forward to working with the team to continue to scale our delivery capabilities across Canada and the U.S.,” said Randy Rolph, Founder and Chief Executive Officer of Pineapple Express. “In looking at what was going to allow our company to grow in a way that fulfills our ultimate vision, it was clear that Fire & Flower, with its strategic partnership with Alimentation Couche-Tard, and its focus on building a global, future-focused, cannabis consumer technology platform was the right partner for us in our next evolution.”

A summary of the anticipated benefits of the Acquisition include:

Customer Acquisition Channels

●	Fire & Flower’s newly acquired online cannabis platforms, PotGuide.com and Wikileaf.com, along with retail brands and partner branded online dispensaries, significantly expand the Company’s e-commerce platform and collectively drive cannabis customers into its data-driven retail network, culminating in an expanded opportunity to collect cannabis consumer behaviors and deliver an enhanced retail experience.

Retail Fulfillment Network & Distribution Centres

●	Cannabis products will be fulfilled through the Company’s retail network of more than 100 stores that will serve as distribution nodes, effectively transforming them from traditional brick-and- mortar shops into last-mile fulfillment outposts in communities across North America. The Company anticipates adding cannabis retail licenses to select, existing Pineapple Express distribution centres to fulfill delivery direct to consumers in major urban centres. In addition, licensed locations that are being built adjacent to Circle K stores will provide another layer to the Company’s distributed fulfillment network, further supporting the Company’s strategy to operate high-margin revenue channels on an asset-light basis.

Delivery & Logistics

●	Pineapple Express will enable same-day delivery in key markets across Canada, leveraging their existing fleet of vehicles, drivers and dispatch personnel. Pineapple Express is powered by proprietary technology, including the CannDeliv platform, which will be added to the Hifyre technology stack.

Total consideration for the acquisition of Pineapple Express is payable by the Company by way of assumption and repayment of approximately $5.3 million in cash debt owed by Pineapple Express and the issuance of up to approximately 1,126,761 common shares of Fire & Flower, (subject to adjustment in accordance with the terms of the Acquisition, subject to Pineapple Express achieving certain performance-based milestones in the fiscal 2022 year). Pineapple Express revenue for the trailing 12-month period ended October 31, 2021 was approximately $10 million.(1)

The Acquisition will be completed by way of three-cornered amalgamation with a newly incorporated subsidiary of Hifyre. Completion of the Acquisition is subject to the satisfaction or waiver of customary closing conditions, including the approval of the TSX and approval by the shareholders of Pineapple Express at a shareholders’ meeting to be convened in January 2022. The Acquisition is expected to close in Q1 2022.

To learn more about Pineapple Express, visit https://pineappleexpressdelivery.com/.

About Fire & Flower

Fire & Flower is a leading, technology-powered, adult-use cannabis retailer with 100 corporate- owned stores in its network. The Company leverages its wholly-owned technology development subsidiary, Hifyre Inc., to continually advance its proprietary retail operations model while also providing additional independent high-margin revenue streams. Fire & Flower guides consumers through the complex world of cannabis through education-focused, best-in-class retailing while the HifyreTM digital retail and analytics platform empowers retailers to optimize their connections with consumers. The Company’s leadership team combines extensive experience in the technology, cannabis and retail industries.

Through the strategic investment of Alimentation Couche-Tard Inc. (owner of Circle K convenience stores), the Company has set its sights on global expansion as new cannabis markets emerge and is poised to expand into the United States when permitted through its strategic licensing agreement with Fire & Flower U.S. Holdings upon the occurrence of certain changes to the cannabis regulatory regime.

Fire & Flower is a multi-banner cannabis retail operator that owns and operates the Fire & Flower, Friendly Stranger, Happy Dayz and Hotbox brands. Fire & Flower Holdings Corp. owns all issued and outstanding shares in Fire & Flower Inc. and Friendly Stranger Holdings Corp., licensed cannabis retailers that own and operate cannabis retail stores in the provinces of Alberta, Saskatchewan, Manitoba, British Columbia and Ontario, and the Yukon territory.

To learn more about Fire & Flower, visit www.fireandflower.com.

1.	Preliminary and unaudited financial results are subject to customary financial statement procedures by the Company and its auditors. Actual results could be affected by subsequent events or determinations. While the Company believes there is a reasonable basis for these preliminary financial results, the results involve known and unknown risks and uncertainties that may cause actual results to differ materially. These preliminary fiscal results represent forward- looking information. See “Cautionary Statement Regarding Forward-Looking Information” and “Financial Outlook”.

FINANCIAL OUTLOOK

This news release contains a financial outlook within the meaning of applicable Canadian securities laws. The financial outlook has been prepared by management of Pineapple Express and the Company to provide an outlook for the Pineapple Express’ revenue for the trailing 12 month period ended October 31, 2021 and may not be appropriate for any other purpose. The financial outlook has been prepared based on a number of assumptions including the assumptions discussed under the heading “Forward Looking Information” below. The actual results of Pineapple Express’ operations for any period will likely vary from the amounts set forth in these projections and such variations may be material. The Company and its management believe that the financial outlook has been prepared on a reasonable basis. However, because this information is highly subjective and subject to numerous risks, including the risks discussed under the heading “Cautionary Statement Regarding Forward-Looking Information” below, it should not be relied on as necessarily indicative of future results.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information within the meaning of applicable Canadian securities laws (“forward-looking statements”). All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “achieve”, “could”, “believe”, “plan”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “outlook”, “expect”, “project” and similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions “may” or “will” occur. These statements are only predictions. Forward-looking statements in this press release include, but are not limited to, statements in respect of completion of the Acquisition and the potential benefits thereof to the Company and Pineapple Express’ anticipated revenues.

Forward-looking statements are based on the opinions and estimates of management of Fire & Flower at the date the statements are made based on information then available to the Fire & Flower. Various factors and assumptions are applied in drawing conclusions or making the forecasts or projections set out in forward-looking statements, including with respect to the closing of the Acquisition on the terms described herein or at all. Forward-looking statements are subject to and involve a number of known and unknown, variables, risks and uncertainties, many of which are beyond the control of Fire & Flower, which may cause Fire & Flower’s and Pineapple Express’ actual performance and results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Such factors, among other things, include: regulatory and other approvals or consents; fluctuations in general macroeconomic conditions; fluctuations in securities markets; the impact of the COVID-19 pandemic; the ability of the Company and Pineapple Express to successfully achieve its business objectives and political and social uncertainties.

No assurance can be given that the expectations reflected in forward-looking statements will prove to be correct. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward- looking statements and information contained in this news release. Additional information regarding risks and uncertainties relating to the Company’s business are contained under the heading “Risk Factors” in the Company’s annual information form dated April 30, 2021 and the heading “Risks and Uncertainties” in the management discussion and analysis for the quarter ended July 31, 2021 filed on its issuer profile on SEDAR at www.sedar.com. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

SOURCE Fire & Flower Holdings Corp.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/December2021/09/c1673.html

%SEDAR: 00044938E

For further information: Investor Relations, investorrelations@fireandflower.com, 1-833-680-4948; Media Relations, media@fireandflower.com, 780-784-8859

CO: Fire & Flower Holdings Corp.

CNW 07:32e 09-DEC-21